Exhibit G
SECURITIES AND EXCHANGE COMMISSION
(Release No. 35- _____________)
     Cinergy Corp., a registered holding company ("Cinergy"); Cinergy Investments, Inc., its subsidiary nonutility holding company
("Investments"); The Cincinnati Gas & Electric Company, Cinergy's wholly-owned electric and gas utility subsidiary ("CG&E"); CG&E's utility subsidiaries: Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison
Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"); CG&E's nonutility subsidiaries: Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"), all located at 139 East Fourth Street, Cincinnati Ohio 45202, and PSI Energy, Inc., an electric utility subsidiary of Cinergy located at 1000 East Main Street, Plainfield, Indiana 46168 ("PSI" and, together with the other named companies, the "Applicants), have filed an application-declaration ("Application") under sections 6(a), 7, 9(a), 10 and 12(b) of the Act and rules 40, 43, 52 and 54 thereunder.
     By order dated August 25, 1995 (Release No. 35-26362) ("August 1995 Order"), Cinergy and the other Applicants except for Investments were authorized to engage in the following transactions through May 31, 1997:
(1) PSI, ULH&P, Lawrenceburg, West Harrison and Miami were authorized to incur short-term borrowings from banks and, in PSI's case, through the issuance and sale of commercial paper; (2) Cinergy was authorized to issue guarantees and provide letters of credit in connection with short-term bank borrowings of its utility and nonutility subsidiaries; and (3) all of the foregoing companies, together with CG&E, Cinergy Services, Tri-State and KO, were authorized to implement a money pool ("Money Pool") to coordinate and provide for their short-term cash and working capital requirements.
     The proceeds of such short-term borrowings were to be utilized by PSI, ULH&P, Lawrenceburg, West Harrison and Miami for general corporate purposes including (1) interim financing of capital requirements, (2) working capital needs, (3) repayment, redemption or refinancing of debt or preferred stock, and (4) loans through the Money Pool. The August 1995
Order limited the aggregate principal amount of short-term borrowings at any one time outstanding (whether through the Money Pool or from banks or the sale of commercial paper) as follows: PSI, $400 million; ULH&P, $35 million; West Harrison, $200,000; Lawrenceburg, $3 million; and Miami, $100,000. Finally, the August 1995 Order limited the maximum amount of guarantees and letters of credit issued or obtained by Cinergy to a $375 million aggregate limitation imposed by the Commission in another proceeding (Release No. 35-26215, January 11, 1995), which limitation was later raised to $1 billion (Release No. 35-26488, March 12, 1996) ("March
1996 Order").
     Applicants now propose to engage in the following transactions, in each case through December 31, 2002: (1) In connection with the continued use of the Money Pool, (a) PSI, ULH&P, Lawrenceburg, West Harrison and
Miami propose to make loans to and incur borrowings from one another thereunder, and (b) Cinergy, Cinergy Services, CG&E, Tri-State and KO propose to make loans to PSI, ULH&P, Lawrenceburg, West Harrison and Miami thereunder; (2) PSI, ULH&P, Lawrenceburg, West Harrison and Miami propose to incur short-term bank borrowings and PSI proposes to issue and sell commercial paper; and (3) Cinergy and Investments propose to guarantee the debt or other obligations of certain existing Cinergy system companies and companies whose securities may be acquired by Cinergy or any subsidiary thereof from time to time through December 31, 2002 pursuant to and in accordance with rule 58 (Release No. 35-26667, February 14, 1997).
     Proceeds of any short-term borrowings by PSI, ULH&P, Lawrenceburg, West Harrison and Miami (whether from banks, the Money Pool or, in PSI's case, through the sale of commercial paper) would be used by such companies for general corporate purposes, including (1) interim financing of capital requirements; (2) working capital needs; (3) repayment, redemption, refinancing of debt or preferred stock; (4) cash requirements to meet unexpected contingencies and payment and timing differences; (5) loans through the Money Pool; and (6) other transactions relating to these Applicants' utility businesses. Under the authority requested in the Application the maximum principal amount of short-term borrowings outstanding at any one time by PSI, ULH&P, Lawrenceburg, West Harrison and Miami (whether from banks, the Money Pool or, in PSI's case, through the sale of commercial paper) (each, a "Borrowing Limitation") would not exceed the following amounts: PSI, $400 million; ULH&P, $50 million; West
Harrison, $200,000; Lawrenceburg, $3 million; and Miami, $100,000.
Guaranties issued by (i) Cinergy would remain subject to the $1 billion aggregate limitation specified in the March 1996 Order (subject to any increases in that authorization that Cinergy may obtain pursuant to one or more further orders of the Commission), and (ii) by Investments would not exceed $250 million at any one time outstanding.
1.  Money Pool
     Subject to the respective Borrowing Limitations, from time to time through December 31, 2002, PSI, ULH&P, Lawrenceburg, West Harrison and
Miami propose to make loans to each other, and Cinergy, Cinergy Services, CG&E, Tri-State and KO propose to make loans to PSI, ULH&P, Lawrenceburg, West Harrison and Miami (collectively, the "Money Pool Participants"), pursuant to and in accordance with the Money Pool. Applicants propose no changes to the Money Pool as authorized in the August 1995 Order and embodied in the related Money Pool Agreement. Applicants assert that borrowings by Cinergy Services, CG&E, Tri-State and KO will also continue to borrow from each other under the Money Pool or from and the other Money Pool Participants thereunder are exempt (together with the corresponding loans) . Such borrowings and associated loans are exempt pursuant tounder rule 52.
     Under the Money Pool, funds are made available from the following sources from time to time for short-term loans to Money Pool Participants:
(1) surplus treasury funds of Money Pool Participants ("Internal Funds") and (2) proceeds from bank borrowings by Money Pool Participants or the sale of commercial paper by Cinergy, CG&E or PSI ("External Funds"). Funds are made available from such sources in such order as Cinergy Services, as administrator of the Money Pool, determines would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Money Pool. Companies that borrow from the Money Pool borrow pro rata from each lending company, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Money Pool. On any day when more than one fund source with different rates of interest is used to fund loans through the Money Pool, each borrowing company borrows pro rata from each such fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool. No Money Pool Participant is required to borrow through the Money Pool if it determines that it could borrow at a lower cost directly from banks or through the sale of commercial paper. Cinergy may not borrow from the Money Pool.
     Fees paid to banks to maintain credit lines by Money Pool Participants lending External Funds to the Money Pool are paid by the Money Pool Participant maintaining the line quarterly. A portion of those costs are allocated to the companies borrowing such External Funds through the Money Pool in proportion to their outstanding borrowings of such External Funds.
     When only Internal Funds comprise the funds available in the Money
Pool, the interest rate applicable to loans thereof is the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate, which rate parallels the lenders' effective cost of capital with respect to such internal funds. When only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is equal to the lending company's cost for such External Funds (or a composite rate equal to the weighted average of the of the costs incurred by the respective Money Pool Participants for such External Funds, if more than one Money Pool Participant had made available External Funds on such day).
     In circumstances where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds is a composite rate equal to the weighted average of (a) the cost of all such Internal Funds and (b) the cost of all such External Funds. Where both Internal Funds and External
Funds are available for loans through the Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blending" of such funds, to the extent it is determined that such loans would result in a lower cost of borrowing.
     Money Pool loans are in the form of open-account advances documented and evidenced on the books of the Money Pool Participants, although each lending party is entitled upon demand to receive from any Money Pool Participant to whom it advances funds one or more promissory notes evidencing any or all of its advances. Each party receiving a Money Pool loan is required to repay the principal amount of such loan, together with all interest accrued thereon, upon demand and in any event not later than one year from the date of the advance. All Money Pool loans are prepayable by the borrower in whole or in part at any time without premium or penalty. Money Pool advances accrue interest monthly.
     Funds not required to make Money Pool loans (other than funds required to satisfy the Money Pool's liquidity requirements) may be invested in one or more short-term investments, including (1) interest-bearing accounts with banks, (2) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, including obligations under repurchase agreements, (3) obligations issued or guaranteed by any state or political subdivision thereof rated not less than "A" by a nationally recognized rating agency, (4) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency, (5) money market funds, (6) bank certificates of deposit, (7) Eurodollar time deposits and certificates of deposit, and (8) such other investments as are permitted by section 9(c) of the Act and rule 40 thereunder.
     Interest income and investment income earned on loans and investments of surplus funds are allocated among the Money Pool Participants in accordance with the proportion each participant's contribution bears to the total amount of funds in the Money Pool and the cost of funds provided to the Money Pool by such participant.
     Operation of the Money Pool, including record-keeping and coordination of loans, is administered by Cinergy Services on an "at cost" basis under the authority of the appropriate officers of the Money Pool Participants.
     Cinergy, CG&E and PSI expressly acknowledge in the Money Pool
Agreement that none of such companies will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Public Utilities Commission of Ohio ("PUCO") or the Indiana Utility Regulatory Commission ("IURC") which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by CG&E or PSI in or as a result of a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by this Commission or was incurred pursuant to a contract, arrangement or allocation method which was filed with or approved by this Commission.
2.  Short-Term Bank Borrowings and Commercial Paper
     Subject to the respective Borrowing Limitations, from time to time through December 31, 2002, (a) PSI, ULH&P, Lawrenceburg, West Harrison and Miami propose to borrow short-term funds from banks or other financial institutions pursuant to formal or informal credit facilities, and (b) PSI proposes to issue and sell commercial paper to commercial paper dealers.
     Bank borrowings would be evidenced by promissory notes, each of which would be issued on or before December 31, 2002 and would mature no later than one year from the date of issuance (except in the case of borrowings by ULH&P, which would mature no later than two years from the date of issuance), would bear interest at a rate no higher than the prime rate for commercial bank loans prevailing on the date of such borrowing, and may require fees to the lender not to exceed 50 basis points per annum on the total commitment.
     Subject to the Borrowing Limitation applicable to it, from time to time through December 31, 2002, PSI also proposes to issue and sell commercial paper to one or more dealers (or directly to financial institutions if the resulting cost of money is equal to or less than that available from dealer-placed commercial paper).
     PSI proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. No commission or fee will be payable in connection with the issue and sale of the commercial paper. However, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to PSI. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities
Act of 1933.
3.  Cinergy /Investments Guarantees
     Subject in the case of Cinergy to the $1 billion aggregate limitation set forth in the March 1996 Order (including any increase in such limitation pursuant to one or more further orders of the Commission), and in the case of Investments to an aggregate limitation at any one time outstanding not to exceed $250 million, Cinergy and Investments seek authorization from time to time through December 31, 2002 to guarantee the debt and other obligations of (1) certain existing Cinergy system companies and (2) any "energy-related companies" whose securities Cinergy or any subsidiary thereof may acquire from time to time pursuant to and in accordance with rule 58. (The companies referenced in clauses (1) and (2) are collectively referred to as "Primary Obligors.")
     The existing Cinergy system companies as to which Cinergy and Investments seek authorization to issue guarantees are (as to Cinergy only) Cinergy Services and (as to both Cinergy and Investments) certain nonutility subsidiaries of Cinergy and Investments, namely, KO, Tri-State, Cinergy Resources, Inc. (formerly CG&E Resource Marketing, Inc.), Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.),
Cinergy Technology, Inc. (formerly PSI Environmental Corp.) and Enertech Associates, Inc. (formerly Power international, Inc.).
     Debt financing of any Primary Obligor which is so guaranteed will not exceed 30 years and will bear interest either at a floating rate not in excess of 200 basis points over the prime rate, applicable LIBOR or other appropriate index in effect from time to time or at a fixed rate not in excess of 300 basis points above the yield at the time of issuance of U.S. Treasury obligations of a comparable maturity. Any commitment or other fees on the debt will not exceed 100 basis points on the total amount of debt financing.
     Obligations (other than debt) of Primary Obligors that Cinergy and Investments propose to receive authorization to guarantee or otherwise act as indemnitor or surety would involve a Primary Obligor's obligation to perform under contracts with sellers or customers. Guarantees issued by Cinergy or Investments in these circumstances may take the form of procuring bid bonds and the like; guaranteeing a Primary Obligor's performance; or other similar direct or indirect guarantees of a Primary Obligor's contractual obligations. These arrangements may be necessary in order for a Primary Obligor to satisfy a seller or a customer that it has adequate support for its contractual obligations.
     For the Commission, by the Division of Investment Management, pursuant to delegated authority.